Exhibit 99.2

Sinovac Obtains New Drug Certificate and Production License for EV71 Vaccine

BEIJING, January 4, 2016--Sinovac Biotech Ltd. (NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced that the China Food and Drug Administration (CFDA) issued the new drug certificate and production license for its Enterovirus 71 ("EV71") vaccine.

As previously announced, the CFDA completed its Good Manufacturing Practices (GMP) inspection simultaneously with the site inspection of the EV71 vaccine production facility in October 2015, and will issue the GMP license after the new drug certificate and production license are issued. Sinovac expects to receive the GMP license in early 2016 and will start commercial production of EV71 vaccine immediately afterwards. The Company expects to deliver the vaccine to the market within four to five months after commercial production begins.

Sinovac’s EV71 vaccine production facility is located in Beijing with an expected production capacity of 20 million doses annually. This vaccine will target children aged 6-35 months, with each child requiring a total of two doses one month apart from another.

The Company’s EV71 vaccine sales will initially focus on the private pay sector of the Chinese vaccine market. Since its inception in 2001, Sinovac has grown its expertise in China’s private vaccine market through selling hepatitis and flu vaccines. Targeting the private pay market enables Sinovac to take full advantage of its existing sales networks, including in-house sales team and third party distributors, to ramp up EV71 vaccine sales. Sinovac’s sales and marketing team is actively finalizing the execution plan for the sales strategy of this product.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “This is a milestone development for our company. I am deeply appreciative of the hard work by many of our internal team members, particularly our R&D team, for bringing this vaccine closer to commercialization as well as the supportive efforts of the CFDA and the Chinese Center for Disease Control and Prevention (China CDC). I would also like to thank the thousands of volunteers involved in the human clinical trials for this vaccine, as well as to our long-term investors for their commitment to our company. After eight years of development, we are now very close to delivering our EV71 vaccine to the China market.”

Mr. Yin continued, “EV71 vaccine is the first innovative vaccine product successfully developed and commercialized by Sinovac. We envision opportunities to collaborate with relevant government authorities to further test the safety and immunogenicity of the EV71 vaccine in order to provide scientific evidence of using this vaccine on a broader population. We also look forward to improved profitability and an enhanced market position upon the commercialization of this product, resulting in better returns for our shareholders.”

About EV71

Enterovirus 71, or EV71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV71. A number of outbreaks of EV71 HFMD in the Asia-Pacific region have been reported since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

HFMD has become a very serious problem in China, some other Asian countries and other areas in recent years given that no vaccine and specific treatment is currently available to protect against this disease. EV71 has evolved into a severe health threat to children as a growing number of HFMD cases have been reported in parts of Asia, including mainland China, Hong Kong, Singapore, South Korea, and Taiwan. According to the Chinese Ministry of Health's data available for the period from January 1 to November 30, 2015, the disease caused 118 deaths in China and over 1.61 million HFMD infection cases during the 2015 eleven-month period, as reported by health authorities, as compared to 508 fatalities in China and over 2.82 million reported HFMD infectious cases for the entire year of 2014.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 is close to commercialization. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala . For more information, please visit the Company's website at www.sinovac.com.